mwe.com David Huberman Attorney at Law dhuberman@mwe.com +1 312 984 6887

May 24, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Fullem
Ms. Asia Timmons-Pierce
Ms. Mindy Hooker
Mr. Kevin Woody

Dear Mr. Fullem:

On behalf of ParaZero Technologies Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 13, 2022, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (CIK No. 0001916241) submitted by the Company on April 27, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR the Registration Statement on Form F-1 (“Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted April 27, 2022

Our business, operations and financial performance..., page 20

1.	We note your risk factor that your supply chain may be impacted by the COVID-19 pandemic. Update your risks characterized as potential or hypothetical if recent supply chain disruptions have impacted your operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Registration Statement to clarify that: (1) to date there have been no disruptions to the Company’s supply chain due to the COVID-19 pandemic that have had a material adverse impact on the Company’s business, financial condition or results of operations; and (2) to date there have been no disruptions to the Company’s supply chain, manufacturing or shipping process, or sales channel due to existing or renewed quarantines, government actions related to the COVID-19 pandemic or shutdowns that have had a material adverse impact on the Company’s business, financial condition or results of operations.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

U.S. Securities and Exchange Commission
May 24, 2022

Please contact me at (312) 984-6887 or Ze’-ev Eiger at (212) 547-5470 if you have any questions or require any additional information in connection with this letter or the Company’s filing of the Registration Statement.

Sincerely,

/s/ David Huberman

cc: Boaz Shetzer, Chief Executive Officer